UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEXSTAR BROADCASTING GROUP, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Class A Common Stock: 65336K 103

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

13G

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CUSIP No. 65336K 103	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS ABRY Broadcast Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: (See Item 4)
	6	SHARED VOTING POWER: (See Item 4)
	7	SOLE DISPOSITIVE POWER: (See Item 4)
	8	SHARED DISPOSITIVE POWER: (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4)
12	TYPE OF REPORTING PERSON* PN

13G

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CUSIP No. 65336K 103	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS ABRY Broadcast Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: (See Item 4)
	6	SHARED VOTING POWER: (See Item 4)
	7	SOLE DISPOSITIVE POWER: (See Item 4)
	8	SHARED DISPOSITIVE POWER: (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4)
12	TYPE OF REPORTING PERSON* PN

13G

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CUSIP No. 65336K 103	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Royce Yudkoff FN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: (See Item 4)
	6	SHARED VOTING POWER: (See Item 4)
	7	SOLE DISPOSITIVE POWER: (See Item 4)
	8	SHARED DISPOSITIVE POWER: (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4)
12	TYPE OF REPORTING PERSON* IN

FN:	Mr. Yudkoff is the sole trustee of ABRY Holdings III, Co., which is the sole member of ABRY Holdings III, LLC, which is the sole general partner of ABRY Equity Investors, L.P., the sole general partner of ABRY III. Mr. Yudkoff is also the trustee of ABRY Holdings Co., which is the sole member of ABRY Holdings, LLC, which is the sole general partner of ABRY Capital, L.P., which is the sole general partner of ABRY II.

13G

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CUSIP No. 65336K 103	Page 5 of 8 Pages

Item 1	(a)	Name of Issuer:

Nexstar Broadcasting Group, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

5215 N. O’Connor Boulevard, Suite 1400 Irving, Texas 75039

Item 2	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”): ABRY Broadcast Partners II, L.P. (“ABRY II”), ABRY Broadcast Partners III, L.P. (“ABRY III”) and Royce Yudkoff or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 111 Huntington Avenue, 29th Floor, Boston, MA 02199.

Item 2	(c)	Citizenship:

ABRY II and ABRY III are organized under the laws of the State of Delaware.

Royce Yudkoff is a citizen of the United States.

Item 2	(d)	Title of Class of Securities:

Class A Common Stock, par value $.01 per share. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the election of the holder.

Item 2	(e)	CUSIP No.:

Class A Common Stock: 65336K 103

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

13G

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CUSIP No. 65336K 103	Page 6 of 8 Pages

Item 4	Ownership:
ABRY Broadcast Partners II, L.P.

(a) Amount beneficially owned:

1,867,726 shares of Class B Common Stock that are convertible into Class A Common Stock on a one-for-one basis at the election of ABRY II.

(b) Percent of class:

39.7% of Class B Common Stock (See below)

(c) Number of shares as to which such person has:

(i) sole power to vote or direct to vote:

1,867,726

(ii) shared power to vote or to direct to vote:

0

(iii) sole power to dispose or to direct the disposition of:

1,867,726

(iv) shared power to dispose or to direct the disposition of:

0

ABRY Broadcast Partners III, L.P.

(a) Amount beneficially owned:

2,447,658 shares of Class B Common Stock that are convertible into Class A Common Stock on a one-for-one basis at the election of ABRY III.

(b) Percent of class:

52.1% of Class B Common Stock (See below)

(c) Number of shares as to which such person has:

(i) sole power to vote or direct to vote:

2,447,658

(ii) shared power to vote or to direct to vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,447,658

(iv) shared power to dispose or to direct the disposition of:

0

Royce Yudkoff

(a) Amount beneficially owned:

4,315,384 shares of Class B Common Stock that are convertible into Class A Common Stock on a one-for-one basis at the election of each of ABRY II and ABRY III.

(b) Percent of class:

91.8% of Class B Common Stock (See below)

(c) Number of shares as to which such person has:

(i) sole power to vote or direct to vote:

4,315,384

(ii) shared power to vote or to direct to vote:

0

(iii) sole power to dispose or to direct the disposition of:

4,315,384

(iv) shared power to dispose or to direct the disposition of:

0

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 4,315,384 shares of Class A Common Stock, the aggregate number of shares of Class A Common Stock held by the Reporting Persons, representing approximately 60.2% of the outstanding voting power of all Class A and B Common Stock as of date of the filing of this Schedule 13G. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 24,714,248 shares of Class A Common Stock 4,702,471 shares of Class B Common Stock outstanding as of February 13, 2013. Each holder of our Class B Common Stock is entitled to ten votes per share on all matters to be voted on by stockholders. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

ABRY BROADCAST PARTNERS II, L.P.

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Authorized Signatory

ABRY BROADCAST PARTNERS III, L.P.

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Authorized Signatory

Royce Yudkoff

/s/ Royce Yudkoff

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2013

ABRY BROADCAST PARTNERS II, L.P.

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Authorized Signatory

ABRY BROADCAST PARTNERS III, L.P.

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Authorized Signatory

Royce Yudkoff

/s/ Royce Yudkoff